

PRESS RELEASE

GOLDCORP INVESTS IN PLANET EXPLORATION INC.

Toronto, December 19, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that it has purchased (as part of a non-brokered private placement) 1,800,000 units of **Planet Exploration Inc. ("Planet") (PXI:TSX Venture Exchange)** at a price of CDN$1.40 per unit. Goldcorp subscribed for such units on November 28, 2003 and the transaction closed on December 15, 2003. Each unit consists of one common share and one non-transferable common share purchase warrant providing the right to purchase one common share at a price of CDN$2.00 per share until December 15, 2005.

Goldcorp now owns 13.4% of the outstanding shares of Planet. Assuming Goldcorp exercises the balance of its warrants, the Company will own 23.7% of Planet on a partially diluted basis. These units were purchased for investment purposes. Planet intends to use the proceeds of this private placement to fund its ongoing exploration activities in Ontario, Mongolia, Mexico and China and for general working capital purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Chris Bradbrook   145 King Street West
Vice President, Corporate Development   Suite 2700
Telephone: (416)865-0326   Toronto, Ontario
Fax: (416)361-5741   M5H 1J8
e-mail: info@goldcorp.com   website: www.goldcorp.com